SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 3
TO
SCHEDULE 13D

Under the
Securities Exchange Act of 1934


TEXAS INDUSTRIES, INC.
------------------------------------
(Name of Issuer)


Common Stock ($1.00 par value)
------------------------------------
(Title of Class of Securities)

882491103
----------------
(CUSIP Number)



Ronald N. Graves, Esq.
J.R. Simplot Self-Declaration of Revocable Trust
999 Main Street
Boise, Idaho  83702
Telephone:  (208) 336-2110
---------------------------------
(Names, addresses and telephone numbers of persons authorized to receive notices and communications)


May 3, 2001
---------------------------
(Date of event which requires
filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-
1(g), check the following box: [ ]

	This Amendment No. 3 amends the Schedule 13D originally filed on February 3, 1999, as previously amended by Amendment No. 1 filed February 17, 2000 and by Amendment No. 2 filed November 22, 2000
(collectively, the "Schedule 13D"), by J.R. Simplot
Self-Declaration of Revocable Trust dated December 21,
1989 (the "Trust"), relating to the common stock, par value $1.00 per share (the "Stock") of Texas
Industries, Inc. (the "Issuer").

	The purpose of this Amendment No. 3 is to report open market sales of Stock by the Trust and to report the date on which the Trust ceased to be the beneficial owner of more than five percent of Stock.

	Except as expressly set forth in this Amendment
No. 3, the Schedule 13D remains in effect.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	(a - b)  As of May 3, 2001, the Trust owned
933,600 shares of Stock.  As trustee of the Trust, Mr.
Simplot has the sole power to vote and dispose of such shares. Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed
April 11, 2001, with the  Securities  and  Exchange
Commission for the quarter ended February 28, 2001
(the "10-Q"), the shares owned by the Trust constitute approximately 4.5% of the 20,782,689 shares of Stock outstanding as of February 28, 2001, as reported in the 10-Q.

	(c)  During the 60 days prior to and including
May 3, 2001, the Trust sold the shares of Stock described below in open market transactions through ordinary brokerage transactions:

	Sale			No. of		Price per
	Date			Shares		Share
	--------		------		------

	05/01/01		4,800			$30.4431
	05/02/01		93,700		$29.6188
	05/03/01		156,400		$29.2690


	(d )  Not applicable.

	(e) On May 3, 2001, the Trust ceased to be the beneficial owner of more than five percent of Stock of the Issuer; therefore, the Trust is no longer required to file amendments to the Schedule 13D.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

	None

	After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


					J.R. Simplot Self-
					Declaration of
					Revocable Trust




					By	/s/ J.R. Simplot
					________________________
					J.R. Simplot, as Trustee




Date:  May 8, 2001